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                                                OMD APPROVAL
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                           Forstmann & Company, Inc.
--------------------------------------------------------------------------------
                                Name of Issuer

                         Common Stock, par value $.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                   34659D10
--------------------------------------------------------------------------------
                                 CUSIP NUMBER

            CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT AND SECRETARY
         BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
               555 CALIFORNIA STREET, SAN FRANCISCO,  CA  94104
                                (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                 JULY 23, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------
CUSIP No. 34659D10                                                  Page 2 of 11
-------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           BankAmerica Corporation

           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
                                         0
            SHARES              ------------------------------------------------
                                 8       SHARED VOTING POWER
         BENEFICIALLY
                                         759,130
           OWNED BY             ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
             EACH
                                         0
           REPORTING            ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
          PERSON WITH
                                         759,130
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           759,130
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           HC
================================================================================
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
 SIGNATURE ATTESTATION

                                 SCHEDULE 13D
-------------------------
CUSIP No. 34659D10                                                  Page 3 of 11
-------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           BankAmerica Investment Corporation

           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                        [_]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           ILLINOIS
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
                                         0
            SHARES              ------------------------------------------------
                                 8       SHARED VOTING POWER
         BENEFICIALLY
                                         759,130
           OWNED BY             ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
             EACH
                                         0
           REPORTING            ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
          PERSON WITH
                                         759,130
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           759,130
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
================================================================================

Item 1:  Security and Issuer.

     This schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of Forstmann & Company, Inc., a Georgia corporation ("Forstmann"). The principal executive offices of Forstmann are located at 1185 Avenue of the Americas, New York, NY 10036.


Item 2:  Identity and Background.

     This Schedule 13D is being filed by (a) BankAmerica Investment Corporation, a Delaware corporation ("BAIC"), and its parent (b) BankAmerica Corporation, a Delaware corporation ("BankAmerica"), which may be deemed to beneficially own the common stock reported on.

     The principal business of BAIC is holding equity investments and trading discounted debt. The principal business of BankAmerica is acting as a bank holding company. The principal business address and address of the principal office of BAIC is 231 South LaSalle Street, Chicago, IL 60697. The principal business address and address of the principal office of BankAmerica is 555 California Street, San Francisco, CA 94104.

     Certain information regarding the directors and executive officers of the Reporting Persons is set forth in Exhibit B attached hereto.

     During the last five years, neither the Reporting Persons nor, to their best knowledge, any person named in Exhibit B, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. BankAmerica incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


Item 3:  Source and Amount of Funds or Other Consideration.

     As described in Item 4, BAIC became entitled to receive 759,130 shares of Common Stock as of July 23, 1997 upon conversion of other investments in Forstmann which were acquired by BAIC with working capital.


Item 4:  Purpose of Transaction.

    On July 9, 1997 the United States Bankruptcy Court for the Southern District of New York confirmed a plan to reorganize Forstmann under Chapter 11 of the Bankruptcy Code. As a result, as of July 23, 1997 (a) the existing common stock, par value $.001 per share, of Forstmann was canceled and (b) record holders of certain allowed claims became entitled to receive shares of a new class of Forstmann Common Stock. Forstmann has apparently not amended its current registration statement under the Securities Exchange Act of 1934, as amended, to effect registration of the Common Stock even though it has a different par value from its old common stock.

     Except as described below, the Reporting Persons have no plans or proposals that relate to or would result in:

     (a) the acquisition by any person of additional securities of Forstmann or the disposition of securities of Forstmann;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Forstmann or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of Forstmann or any of its subsidiaries;

     (d) any change in the present board of directors or management of Forstmann, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of Forstmann;

     (e) any material change in the present capitalization or dividend policy of Forstmann;

     (f) any other material change in the business or corporate structure of Forstmann;

     (g) changes in the charter, by-laws or instruments corresponding thereto of Forstmann, or other actions which may impede the acquisition of control of Forstmann by any person;

     (h) any class of securities of Forstmann being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) any class of equity securities of Forstmann becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons, however, reserve the right to change their plans or intentions at any time and to take any and all actions that they deem appropriate to maximize the value or minimize loss of their investment including, among other things, from time to time acquiring additional shares or disposing of all or a portion of the shares of Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations. The Reporting Persons intend to review their investment in Forstmann on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Forstmann, the general business and future prospects of Forstmann, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease (pursuant to contractual registration rights or otherwise) the size of their investment in Forstmann.


Item 5:  Interest in Securities of the Issuer.

     (a) BAIC beneficially owns 759,130 shares of Common Stock, which constitute 17.3% of the estimated shares outstanding. BankAmerica may be deemed to beneficially own these shares because BAIC is a wholly owned subsidiary of BankAmerica.

     (b) BAIC and BankAmerica may be deemed to share voting and dispositive power over these shares.

     (c) During the past 60 days, the Reporting Persons have had no transactions in the Common Stock, except as described in Item 3. To the best knowledge of the Reporting Persons, none of their executive officers or directors has had any transactions in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     Exhibit B is incorporated by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described below, the Reporting Persons, and to their best knowledge, their executive officers and directors, do not have any contract, arrangement, understanding, or relationship with any other person with respect to any security of Forstmann.

     BankAmerica is a party to a registration rights agreement (the "Agreement") among Forstmann and certain holders of Common Stock, dated as of July 23, 1997, with respect to the registration of certain shares of Common Stock. Under the terms of the Agreement, among other things, Forstmann must (i) file not later than 120 days after July 23, 1997 a registration statement to resell Common Stock held by, among others, BankAmerica, on a delayed and continuous basis from time to time in the open market or otherwise (for certain reasons, Forstmann may postpone the filing until no later than March 31, 1998; and (ii) use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing.


Item 7.  Material to Be Filed as Exhibits.
         Exhibit A  -  Joint Filing Agreement
         Exhibit B  -  Directors and Executive Officers of Reporting Persons
         Exhibit C  -  First Amended Plan of Reorganization of Forstmann
                         (Exhibit 1 to the Current Report on Form 8-K of Forstmann (File No. I-9474) dated July 9, 1997 incorporated by reference)

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   October 15, 1997


     BANKAMERICA CORPORATION*
     BANKAMERICA INVESTMENT CORP. *

*By:  /s/Jeffrey R. Lapic
      -------------------
      Jeffrey R. Lapic
     Assistant General Counsel of
     Bank of America National Trust and Savings Association
     and Authorized Attorney-in-Fact

                                   Exhibit A

                            Joint Filing Agreement

     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 15, 1997

     BANKAMERICA CORPORATION*
     BANKAMERICA INVESTMENT CORP. *


*By: /s/Jeffrey R. Lapic
     ___________________
     Jeffrey R. Lapic
     Assistant General Counsel of
     Bank of America National Trust and Savings Association
        and Authorized Attorney-in-Fact

                                   EXHIBIT B

             Directors and Executive Officers of Reporting Parties



                            BankAmerica Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Corporation (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


*Joseph F.    1955 North Surveyor Ave.   Chairman of the Board and CEO
 Alibrandi    Simi Valley, CA  93063     Whittaker Corporation
                                         (principal business: aerospace manufacturing)

*Peter B.     270 Lafayette Circle       Chairman of the Board and
 Bedford      Lafayette, CA  94549       Chief Executive Officer
                                         Bedford Property Investors, Inc.
                                         (principal business: real estate investment trust)

 Kathleen J.  555 California Street      Vice Chairman and Personnel Relations Officer
 Burke        San Francisco, CA  94104   Bank of America NT&SA
                                         (principal business: banking and finance)

*Richard A.   123 Mission St.            Retired
 Clarke       San Francisco, CA  94106

*David A.     555 California Street      Chairman of the Board, President
 Coulter      San Francisco, CA  94104   and Chief Executive Officer
                                         Bank of America NT&SA
                                         (principal business: banking and finance)

*Timm F.      c/o Hallmark Cards, Inc.   Retired
 Crull        1024 E. Balboa Blvd.
              Newport Beach, CA  92661

*Kathleen     147 Clifton Street         President
 Feldstein    Belmont, MA  02178         Economics Studies, Inc.
                                         (principal business: economics consulting)

*Donald E.    Pacific Telesis Center     Chairman Emeritus
 Guinn        130 Kearny St.             Pacific Telesis Group
              San Francisco, CA  94108   (principal business: telecommunications)

*Frank L.     2726 Shelter Island Dr.    Consulting Architect
 Hope         San Diego, CA  92106       (principal business: architecture)

 H. Eugene    555 California Street      President, Global Retail Bank
 Lockhart     San Francisco, CA  94104   Bank of America NT&SA
                                         (principal business: banking and finance)

*Walter E.    Office of the President    President
 Massey       830 Westview Drive., S.W.  Morehouse College
              Atlanta, GA  30314         (principal business: education)

 Jack L.      555 California Street      Vice Chairman
 Meyers       San Francisco, CA  94104   Bank of America NT&SA
                                         (principal business: banking and finance)

 Michael J.   555 California Street      President, Global Wholesale Bank
 Murray       San Francisco, CA  94104   Bank of America NT&SA
                                         (principal business: banking and finance)

 Michael E.   555 California Street      Vice Chairman and
 O'Neill      San Francisco, CA  94104   Chief Financial Officer
                                         Bank of America NT&SA
                                         (principal business: banking and finance)

*John M.      227 West Monroe Street     Of counsel, Wachtell, Lipton, Rosen & Katz
 Richman      Chicago, IL  60606         (principal business: law)

*Richard M.   555 California Street      Retired
 Rosenberg    San Francisco, CA  94104

*A. Michael   Memorial Way, Room 140     Dean of Graduate School of Business
 Spence       Stanford, CA  94305        Stanford University
                                         (principal business: education)

 Martin A.    555 California Street      Vice Chairman
 Stein        San Francisco, CA  94104   Bank of America NT&SA
                                         (principal business: banking and finance)
*Solomon D.   1801 California Street     President and Chief Executive Officer
 Trujillo     Denver, CO  80202          US West Communications Group
                                         (principal business: communication)

                      BankAmerica Investment Corporation

     The following table sets forth information regarding the executive officers and directors of BankAmerica Investment Corporation (executive officer is indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Forstmann & Company, Inc.


 Robert C.       231 So. LaSalle St.       Executive Vice President
 Griffin         Chicago, IL  60604        Senior Manager, Leveraged Finance
                                           Bank of America NT&SA
                                           (principal business: banking and finance)

 Dennis P.       231 S. La Salle St.       Managing Director, Senior Manager
 McCrary         Chicago, Il  60604        Mezzanine Investments
                                           Bank of America NT&SA
                                           (principal business: banking and finance)

 James D.        950 Tower Lane            Executive Vice President
 Murphy          Foster City, CA  94404    President, BA Ventures
                                           Bank of America NT&SA
                                           (principal business: banking and finance)

 Michael J.      555 California Street     President, Global Wholesale Bank
 Murray          San Francisco, CA  94104  Bank of America NT&SA
                                           (principal business: banking and finance)

*Michael E.      555 California Street     Vice Chairman and
 O'Neill         San Francisco, CA  94104  Chief Financial Officer
                                           Bank of America NT&SA
                                           (principal business: banking and finance)

 Christopher J.  231 So. LaSalle St.       Managing Director
 Perry           Chicago, IL  60604        President, CIVC
                                           Bank of America NT&SA
                                           (principal business: banking and finance)

 Terry E.        231 So. LaSalle St.       Executive Vice President
 Perucca         Chicago, IL  60604        Executive Officer, Global Equity Investments
                                           Bank of America NT&SA
                                           (principal business: banking and finance)

 Frank A.        555 California Street     Group Executive Vice President
 Somers          San Francisco, CA  94104  Executive Officer-Special Assets
                                           Bank of America NT&SA
                                           (principal business: banking and finance)
